UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MGM MIRAGE
(Name of Subject Company (Issuer))

MGM MIRAGE
(Names of Persons Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

352953101
(CUSIP Number of Class of Securities)

Copies to:

Gary N. Jacobs, Esq.
Executive Vice President and General Counsel
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120
and

Janet S. McCloud, Esq.	Jonathan K. Layne, Esq.
Christensen, Glaser, Fink,	Gibson, Dunn & Crutcher LLP
Jacobs, Weil & Shapiro, LLP	2029 Century Park East, Suite 4000
10250 Constellation Blvd., 19th Floor	Los Angeles, California 90067
Los Angeles, California 90067	(310) 552-8500
(310) 553-3000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information.

The name of the subject company is MGM MIRAGE, a Delaware corporation (“MGM MIRAGE” or the “Corporation”). MGM MIRAGE’s principal executive offices are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number at that address is (702) 693-7120.

The subject class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is MGM MIRAGE’s common stock, par value $.01 per share (the “Common Stock”). As of December 13, 2006, there were 282,858,740 shares of Common Stock issued and outstanding.

ITEM 2.	Identity and Background of Filing Person.

The name and address of the Corporation, which is the person filing this Schedule, are set forth in Item 1 above.

This Schedule relates to the tender offer by Tracinda Corporation, a Nevada corporation (“Tracinda”), as disclosed in a Tender Offer Statement on Schedule TO filed by Tracinda (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on December 4, 2006, to purchase up to 15 million shares of Common Stock at a purchase price of $55.00 per share, in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 2006, and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”). As set forth in the Schedule TO, the principal executive offices of Tracinda are located at 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212, and its telephone number at that address is (310) 271-0638.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Corporation, as of the date of this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Corporation or its affiliates and (1) the Corporation, its executive officers, directors or affiliates or (2) Tracinda and its executive officers, directors or affiliates, except: (a) for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Principal Stockholders,” “Election of Directors,” “Information Regarding Board and Committees,” “Executive Compensation and Other Information” and “Certain Transactions” in the Corporation’s Proxy Statement filed on Schedule 14A with the SEC on April 3, 2006 and incorporated herein by reference; and (b) during 2006, MGM MIRAGE paid Tracinda approximately $1.5 million for the use of Tracinda’s aircraft, primarily for business travel to Asia related to the Corporation’s development activities.

ITEM 4.	The Solicitation or Recommendation.

The Special Committee

On December 5, 2006, to facilitate the Corporation’s evaluation of the Offer, MGM MIRAGE’s Board of Directors (the “Board”) formed a special committee of the Board (the “Special Committee”) consisting of three members: Alexis Herman; Roland Hernandez; and Rose McKinney-James. Ms. Herman serves as the Special Committee’s Chairperson. None of the Special Committee members have any affiliation with the Corporation, except as directors, or with Tracinda.

Alexis Herman, 58, serves as the Chair and Chief Executive Officer of New Ventures and is a director and member of the Audit Committee of Cummins Inc. She also serves as a director of Presidential Life Insurance Corporation, Entergy Corp. and several non-profit organizations. Ms. Herman chairs diversity advisory boards for the Coca-Cola Corporation and Toyota. She served as United States Secretary of Labor from 1997 to 2001. Prior to that, she served for four years as Assistant to the President and Director of the White House Office of Public Liaison.

Roland Hernandez, 48, is the owner and manager of media holdings in Texas. He serves as director and Chairman of the Audit Committee of Wal-Mart Stores, Inc., director and member of the Audit Committee and Finance Committee of the Ryland Group, director and member of the Audit Committee and Nominating Committee of Vail Resorts, Inc., and director and member of the Finance Committee of Lehman Brothers Holdings Inc. He was Chairman of the Board of Directors and Chief Executive Officer of Telemundo Group, Inc. from August 1998 to

December 2000, and President and Chief Executive Officer of Telemundo Group, Inc. from March 1995 to July 1998.

Rose McKinney-James, 54, has served as a Principal of Energy Works Consulting LLC since March 2002. She served as President of Brown & Partners from August 2001 until February 2002, President of Government Affairs of Faiss Foley Merica from May 2000 until June 2001, President and Chief Executive Officer of the Corporation for Solar Technology and Renewable Resources from January 1996 until May 2000, Director of the Nevada Department of Business and Industry from October 1993 until December 1995, member of the Nevada Public Service Commission from January 1989 until October 1993, and member of the Board of Directors of Mandalay Resort Group from 1999 until April 2005.

Background of the Offer

On December 4, 2006, Tracinda filed a Schedule TO with the SEC, thereby launching the Offer.

On December 5, 2006, the Board met to discuss the Offer and the Corporation’s response. Because Tracinda is the majority stockholder of the Corporation, the Chief Executive Officer, President and sole stockholder of Tracinda, Kirk Kerkorian, is a director of the Corporation, and since other directors are either officers of the Corporation or executives of Tracinda, the Board determined to form the Special Committee to evaluate the Offer and file the Corporation’s response to the Offer on this Schedule. (For a more detailed discussion of the relationships between various directors of the Corporation and Tracinda or Mr. Kerkorian, see Item 3, above.)

On December 7, 2006, the Special Committee met to consider retaining legal counsel and determined to approach Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) about representing the Special Committee.

On December 11, 2006, Ms. Herman met telephonically with representatives of Gibson Dunn and interviewed them regarding Gibson Dunn’s qualifications, experience and relationships with Tracinda and the Corporation. Later on December 11, 2006, the Special Committee met telephonically and determined to retain Gibson Dunn as its legal advisor.

After engaging Gibson Dunn on December 11, 2006, the Special Committee met telephonically with representatives of Gibson Dunn and discussed the Offer, the Special Committee’s process of evaluating the Offer, and the fiduciary duties of the Special Committee members. Based on its discussions and the advice of counsel, the Special Committee authorized the retention of a financial advisor with experience in the gaming industry and capital markets to assist the Special Committee in its evaluation of the Offer, delegating the specific choice of a financial advisor to Ms. Herman, as Chairperson of the Special Committee.

On December 13, 2006, under the authority delegated by the Special Committee to her, Ms. Herman selected Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as the Special Committee’s financial advisor, and Gibson Dunn discussed the terms of an engagement letter with Morgan Stanley on behalf of the Special Committee.

On December 14, 2006, the Special Committee met telephonically with its legal and financial advisors. At the meeting, Morgan Stanley reviewed with the Special Committee the results of its valuation analyses, which included a review of the recent Common Stock price performance and trading activity, the impact of the Offer on the market price of the Common Stock, various other tender offers, including tender offers by Tracinda and/or Mr. Kerkorian, the market performance of certain peer companies, and certain factors influencing the current market price of the Common Stock. After discussing the valuation analyses, the Special Committee concluded that the analytical methods discussed were appropriate. It also concluded that valuation of the Offer as a change-in-control transaction would be inappropriate and misleading to stockholders because Tracinda already owns a controlling interest in the Corporation and is seeking only an increase in its ownership of the Common Stock.

On the basis of Morgan Stanley’s analyses and the advice of Gibson Dunn, as well as the Special Committee’s deliberations, including discussions of the considerations set forth below under the section entitled “Reasons for the Special Committee’s Position,” the Special Committee determined not to express an opinion and to remain neutral with respect to the Offer.

The Special Committee Has No Opinion And Is Remaining Neutral

The Special Committee has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer.  The Special Committee has not determined whether or not the Offer is fair to and in the best interests of the Corporation’s individual stockholders; nor is the Special Committee recommending to stockholders that they tender, or refrain from tendering, their shares in the Offer.

Accordingly, the Special Committee urges each stockholder to make its own investment decision regarding the Offer based on all available information, in light of the stockholder’s own investment objectives, the stockholder’s views on the Corporation’s financial prospects, the factors considered by the Special Committee (described below), and any other factors the stockholder considers relevant to its investment decision.

Reasons for the Special Committee’s Position

The Special Committee considered a variety of factors in determining not to express an opinion and to instead remain neutral with respect to the Offer, including the reasons set forth below.

•	The Uniqueness of Each Stockholder’s Circumstances. The Special Committee believes that each stockholder should make an independent judgment of whether to maintain its interest in the Corporation or to reduce or eliminate its interest in the Corporation by participating in the Offer. Personal considerations that the Special Committee suggests may be relevant to this investment decision include:

•	the stockholder’s liquidity needs and strategy for diversifying its investments;

•	the availability of other potential investment opportunities, including other types of investments;

•	the proration mechanism if the Offer is oversubscribed, which may result in Tracinda not purchasing all shares tendered in the Offer;

•	the stockholder’s assessment of the risks involved in investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may want to consult with competent investment professionals;

•	the stockholder’s assessment of the prospects of companies engaged in the gaming industry, with respect to which the stockholder may wish to consult with competent investment professionals; and

•	the tax and accounting consequences to the stockholder of participating in the Offer, regarding which the stockholder may wish to consult with competent tax and accounting professionals.

•	Morgan Stanley’s Financial Analysis. The Special Committee considered the financial analyses discussed with Morgan Stanley on December 14, 2006, as described above under the caption “Background of the Offer.”

•	Tracinda’s Control of the Corporation. The Special Committee considered Tracinda’s position of control over the business and affairs of MGM MIRAGE through its substantial equity holdings in the Corporation, including the ability of Tracinda to elect the entire Board. Similarly, the Special Committee considered that the successful completion of the Offer, and the consequent increase in Tracinda’s percentage ownership of the Common Stock, would not grant Tracinda any greater control over the Corporation than it presently exercises.

•	Size of the Offer. Tracinda is seeking a relatively small percentage of the outstanding Common Stock pursuant to the Offer (approximately 5.3%). According to the information provided in the Offer, the Offer would result in Tracinda being the beneficial owner of approximately 61.3% of the outstanding shares of Common Stock (based on 282,858,740 shares issued and outstanding as of December 13, 2006). The Special Committee considered that MGM MIRAGE would remain a publicly traded corporation listed on the New York Stock Exchange after the successful completion of the Offer.

•	Tracinda’s Investment Intent. The Special Committee considered that Tracinda, to the Special Committee’s knowledge, has no current intention of taking the Corporation private or of selling control of the Corporation. The Special Committee also considered that it had been apprised only of Tracinda’s present intentions, that Tracinda’s intentions may change, and that the Special Committee can have no assurance that

Tracinda would not ultimately seek to take the Corporation private or to sell its controlling interest in the Corporation.

•	Market Trends. The Special Committee considered that trends in the marketplace generally may affect the market price of the Common Stock and may cause it to either exceed or fall below the Offer Price. Similarly, the Special Committee also considered that the market price of the Common Stock rose substantially following the announcement of Tracinda’s intention to make the Offer, and that the expiration of the Offer may cause the market price of the Common Stock to decline. The Special Committee noted that the closing price for the Common Stock on December 14, 2006 was $56.20, which is 2.2% above the Offer Price.

•	Liquidity of the Common Stock. The Special Committee considered the effect Tracinda’s acquisition of 15 million shares of Common Stock would have on trading volume and liquidity of the Common Stock. The Special Committee noted that the public float of the Common Stock will decrease to the extent stockholders tender in the Offer, and that investors continuing to hold the Common Stock, including those whose shares are not purchased in the Offer as a result of the Offer being oversubscribed, may be subject to reduced liquidity of the Common Stock and potentially increased volatility of its market price.

The description above is not intended to be exhaustive; rather it is meant to summarize the primary factors considered by the Special Committee. The Special Committee evaluated the Offer using its members’ knowledge and the counsel of its financial and legal advisors. In view of the variety of the Special Committee’s considerations, it did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, including the relevance of each stockholder’s unique circumstances to its investment decision, the Special Committee concluded that it would not express an opinion and would remain neutral with respect to the Offer.

Intent to Tender

To the Corporation’s knowledge, its executive officers, directors, affiliates and subsidiaries currently do not intend to tender pursuant to the Offer any shares of Common Stock held of record or beneficially owned by them.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of an engagement letter with Morgan Stanley, dated December 13, 2006, the Special Committee agreed to have the Corporation pay Morgan Stanley a standard and customary fee. The Special Committee also agreed to have the Corporation indemnify Morgan Stanley from and against certain liabilities, and to pay certain expenses, related to, arising out of or in connection with the engagement.

Except as described above, neither the Corporation nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to stockholders of the Corporation with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days by the Corporation or any of its subsidiaries or, to the best of the Corporation’s knowledge, by any executive officer, director or affiliate of the Corporation, except as set forth on Appendix A to this Schedule which is incorporated herein by reference.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Corporation is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Corporation’s securities by the Corporation, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Corporation.

There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Not Applicable.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Letter to Stockholders of MGM MIRAGE, dated December 15, 2006.
(a)(2)	Press Release, dated December 15, 2006.
(e)(1)	Excerpt from the Corporation’s Proxy Statement filed with the SEC on Schedule 14A on April 3, 2006.*
(g)	Not Applicable.

*	Incorporated by reference sections: “Principal Stockholders,” “Election of Directors,” “Information Regarding Board and Committees,” “Executive Compensation and Other Information” and “Certain Transactions” of the Corporation’s definitive proxy statement on Schedule 14A filed with the SEC on April 3, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGM MIRAGE

By:
Name:  Alexis Herman

Title:	Chairperson of the Special Committee of the Board of Directors of MGM MIRAGE

Dated: December 15, 2006

APPENDIX A TO SCHEDULE 14D-9

TRANSACTIONS IN COMMON STOCK OF MGM MIRAGE
SINCE OCTOBER 16, 2006

James Aljian, Director of the Corporation.

On November 7, 2006, Mr. Aljian exercised 20,000 stock options at $8.8438 per share and sold 5,000 shares in the open market at $44.9112 per share. The shares are held by the Aljian Family Trust of which Mr. Aljian is the trustee.

Daniel D’Arrigo, Senior Vice President of the Corporation.

On November 6, 2006, Mr. D’Arrigo exercised 9,000 options at $12.74 per share and sold 9,000 shares in the open market at $45.50 per share.

Alan Feldman, Senior Vice President of the Corporation.

On November 6, 2006, Mr. Feldman exercised 20,500 options at $12.74 per share and sold 20,500 shares at $44.75 per share. On November 13, 2006, Mr. Feldman exercised 2,500 options at $21.74 per share and sold 2,500 shares at $45.65 per share, exercised 1,100 options at $17.075 per share and sold 1,100 shares at $45.71 per share, exercised 2,900 options at $17.075 per share and sold 2,900 shares at $45.61 per share. On November 16, 2006, Mr. Feldman exercised 5,000 options at $17.075 per share and sold 5,000 shares at $47.00 per share. On November 22, 2006, Mr. Feldman exercised 6,500 options at $17.075 per share and sold 6,500 shares at $52.50 per share. All of such sales were in the open market.

On November 27, 2006, Mr. Feldman exercised 20,000 options at $17.075 per share and sold all such shares in the open market as follows: 2,550 shares at $53.57 per share; 100 shares at $53.56 per share; 1,200 shares at $53.55 per share; 400 shares at $53.53 per share; 1,800 shares at $53.52 per share; 1,700 shares at $53.51 per share; and 12,250 shares at $53.50 per share.

On November 29, 2006, Mr. Feldman exercised 11,900 options at $17.075 per share and sold all such shares in the open market as follows: 5,900 shares at $54.42 per share; 1,800 shares at $54.44 per share; 400 shares at $54.46 per share; 100 shares at $54.48 per share; 100 shares at $54.50 per share; 800 shares at $54.52 per share; 900 shares at $54.54 per share; 600 shares at $54.60 per share; and 1,300 shares at $54.65 per share. On December 4, 2006, Mr. Feldman exercised 6,500 options at $17.075 per share and sold 6,500 shares at $55.00 per share.

Bruce Gebhardt, Senior Vice President of Corporate Security.

On November 8, 2006, Mr. Gebhardt exercised 50,000 options at $27.215 per share and sold all such shares in the open market as follows: 40,000 shares at $45.12 per share; 8,000 shares at $45.13 per share; and 2,000 shares at $45.14 per share.

General Alexander M. Haig, Jr., Director of the Corporation.

On December 8, 2006, General Haig exercised 20,000 options at $8.8438 per share and sold all such shares in the open market as follows: 100 shares at $55.98 per share; 500 shares at $55.99 per share; 100 shares at $56.00 per share; 1,600 shares at $56.01 per share; 500 shares at $56.02 per share; 800 shares at $56.03 per share; 700 shares at $56.05 per share; 2,000 shares at $56.06 per share; 1,400 shares at $56.07 per share; 2,300 shares at $56.08 per share; 2,000 shares at $56.09 per share; 1,100 shares at $56.10 per share; 2,000 shares at $56.11 per share; 500 shares at $56.13 per share; 100 shares at $56.14 per share; 600 shares at $56.15 per share; 1,800 shares at $56.16 per share; 163 shares at $56.17 per share; 200 shares at $56.18 per share; 100 shares at $56.20 per share; 737 shares at $56.21 per share; 300 shares at $56.22 per share; 200 shares at $56.23 per share; and 200 shares at $56.25 per share.

Gary N. Jacobs, Executive Vice President, General Counsel, Secretary and Director of the Corporation.

On November 6, 2006, Mr. Jacobs exercised 1,400 options at $44.97 per share and sold 1,100 shares in the open market at $45.02 per share. Mr. Jacobs also exercised 100,000 options at $16.6563 per share and sold all such shares in the open market as follows: 6,800 shares at $45.03 per share; 4,900 shares at $45.05 per share; 2,600 shares at $45.07 per share; 5,700 shares at $45.11 per share; 2,100 shares at $45.19 per share; 1,700 shares at $44.98 per share; 2,700 shares at $44.90 per share; 19,600 shares at $45.10 per share; 500 shares at $45.18 per share; 400 shares at $45.08 per share; 7,000 shares at $45.00; 3,700 shares at $45.12 per share; 100 shares at $44.93 per share; 400 shares at $45.09 per share; 1,400 shares at $45.13 per share; 14,700 shares at $45.14 per share; 2,600 shares at $44.95 per share; 7,100 shares at $45.21 per share; 100 shares at $45.15 per share; 5,000 shares at $44.94 per share; 200 shares at $45.20 per share; 1,400 shares at $45.22 per share; 1,400 shares at $45.17 per share; 400 shares at $44.96 per share; 1,000 shares at $45.23 per share; 3,000 shares at $45.24 per share; and 1,000 shares at $45.16 per share.

On November 27, 2006, Mr. Jacobs exercised 50,000 options at $16.66 per share and sold all such shares in the open market as follows: 100 shares at $54.08 per share; 900 shares at $54.09 per share; 1,600 shares at $54.10 per share; 500 shares at $54.11 per share; 100 shares at $54.18 per share; 1,600 shares at $54.22 per share; 1,000 shares at $54.23 per share; 2,400 shares at $54.24 per share; 3,500 shares at $54.25 per share; 1,200 shares at $54.26 per share; 200 shares at $54.27 per share; 2,500 shares at $54.28 per share; 700 shares at $54.29 per share; 3,000 shares at $54.30 per share; 2,000 shares at $54.31 per share; 1,000 shares at $54.32 per share; 1,100 shares at $54.33 per share; 2,600 shares at $54.34 per share; 300 shares at $54.35 per share; 2,000 shares at $54.36 per share; 100 shares at $54.38 per share; 200 shares at $54.40 per share; 400 shares at $54.50 per share; 1,200 shares at $54.51 per share; 1,100 shares at $54.55 per share; 2,300 shares at $54.61 per share; 100 shares at $54.65 per share; 700 shares at $54.66 per share; 200 shares at $54.67 per share; 1,700 shares at $54.68 per share; 1,200 shares at $54.69 per share; 2,200 shares at $54.70 per share; 1,800 shares at $54.71 per share; 900 shares at $54.75 per share; 2,500 shares at $54.92 per share; 1,700 shares at $54.93 per share; 2,000 shares at $54.94 per share; 400 shares at $54.95 per share; and 1,000 shares at $54.96 per share.

Phyllis A. James, Senior Vice President and Senior Counsel of the Corporation.

On November 20, 2006, Ms. James exercised 4,000 options at $12.74 per share and sold 4,000 shares in the open market at $48.50 per share.

Cynthia Kiser Murphey, Senior Vice President of the Corporation.

On November 17, 2006, Ms. Kiser Murphey exercised 16,000 options at $6.6563 per share and sold all of such shares in the open market as follows: 300 shares at $47.82 per share; 300 shares at $47.81 per share; 1,300 shares at $47.79 per share; 1,900 shares at $47.78 per share; 1,400 shares at $47.77 per share; 700 shares at $47.76 per share; and 700 shares at $47.75 per share. In addition, Ms. Kiser Murphey exercised 24,000 options at $17.075 per share and sold 33,400 shares in the open market at $47.80 per share.

On November 22, 2006, Ms. Kiser Murphey exercised 40,000 options at $12.74 per share and sold all such shares in the open market as follows: 300 shares at $53.60 per share; 300 shares at $53.62 per share; 1,200 shares at $53.62 per share; 800 shares at $53.63 per share; 1,000 shares at $53.64 per share; 100 shares at $53.65 per share; 1,800 shares at $53.66 per share; 1,100 shares at $53.67 per share; 500 shares at $53.68 per share; 700 shares at $53.69 per share; 7,800 shares at $53.70 per share; 3,800 shares at $53.71 per share; 800 shares at $53.72 per share; 1,000 shares at $53.73 per share; 1,200 shares at $53.74 per share; 3,700 shares at $53.75 per share; 1,100 shares at $53.76 per share; 600 shares at $53.77 per share; 200 shares at $53.78 per share; 600 shares at $53.79 per share; 300 shares at $53.80 per share; 200 shares at $53.81 per share; 900 shares at $53.82 per share; 100 shares at $53.85 per share; 200 shares at $53.86 per share; 100 shares at $53.88 per share; 100 shares at $53.89 per share; 1,400 shares at $53.90 per share; 600 shares at $53.91 per share; 100 shares at $53.92 per share; 300 shares at $53.94 per share; 1,100 shares at $53.95 per share; 500 shares at $53.96 per share; 800 shares at $53.97 per share; 300 shares at $53.98 per share; 100 shares at $53.99 per share; 1,300 shares at $54.00 per share; 600 shares at $54.01 per share; 1,000 shares at $54.02 per share; 700 shares at $54.03 per share; 500 shares at $54.04 per share; and 200 shares at $54.05 per share.

J. Terrence Lanni, Chairman, CEO and Director of the Corporation.

On November 6, 2006, Mr. Lanni exercised 440,000 options at $12.74 per share and sold all such shares in the open market as follows: 600 shares at $44.38 per share; 1,500 shares at $44.39 per share; 1,800 shares at $44.40 per share; 1,300 shares at $44.41 per share; 1,000 shares at $44.42 per share; 200 shares at $44.45 per share; 7,100 shares at $44.46 per share; 6,300 shares at $44.47 per share; 2,700 shares at $44.48 per share; 3,300 shares at $44.49 per share; 4,400 shares at 44.50 per share; 4,100 shares at $44.51 per share; 1,000 shares at $44.36 per share; 3,600 shares at $44.52 per share; 3,900 shares at $44.53 per share; 600 shares at $44.54 per share; 3,300 shares at $44.55 per share; 3,100 shares at $44.56 per share; 4,300 shares at $44.57 per share; 3,400 shares at $44.58 per share; 7,200 shares at $44.59 per share; 7,900 shares at $44.60 per share; 15,700 shares at $44.61 per share; 13,100 shares at $44.62 per share; 11,400 shares at $44.63 per share; 9,400 shares at $44.64 per share; 6,500 shares at $44.65 per share; 3,800 shares at $44.66 per share; 5,100 shares at $44.67 per share; 6,400 shares at $44.68 per share; 900 shares at $44.69 per share; 1,000 shares at $44.70 per share; 3,900 shares at $44.71 per share; 1,400 shares at $44.72 per share; 1,300 shares at $44.73 per share; 700 shares at $44.74 per share; 41,100 shares at $44.75 per share; 6,000 shares at $44.76 per share; 4,100 shares at $44.77 per share; 400 shares at $44.78 per share; 400 shares at $44.79 per share; 5,100 shares at $44.80 per share; 400 shares at $44.81 per share; 1,600 shares at $44.82 per share; 1,600 shares at $44.83 per share; 300 shares at $44.84 per share; 3,200 shares at $44.85 per share; 300 shares at $44.86 per share; 1,800 shares at $44.87 per share; 1,000 shares at $44.88 per share; 3,100 shares at $44.89 per share; 4,000 shares at $44.90 per share; 5,100 shares at $44.91 per share; 7,500 shares at $44.92 per share; 4,000 shares at $44.93 per share; 6,300 shares at $44.94 per share; 7,200 shares at $44.95 per share; 5,700 shares at $44.96 per share; 3,500 shares at $44.97 per share; 3,000 shares at $44.98 per share; 4,300 shares at $44.99 per share; 6,500 shares at $45.00 per share; 2,000 shares at $45.01 per share; 700 shares at $45.02 per share; 100 shares at $45.04 per share; 1,600 shares at $45.05 per share; 1,100 shares at $45.06 per share; 8,400 shares at $45.07 per share; 4,000 shares at $45.08 per share; 3,900 shares at $45.09 per share; 18,900 shares at $45.10 per share; 7,700 shares at $45.11 per share; 6,000 shares at $45.12 per share; 4,400 shares at $45.13 per share; 5,600 shares at $45.14 per share; 5,900 shares at $45.15 per share; 2,600 shares at $45.16 per share; 4,000 shares at $45.17 per share; 5,600 shares at $45.18 per share; 3,800 shares at $45.19 per share; 9,100 shares at $45.02 per share; 3,300 shares at $45.21 per share; 5,000 shares at $45.22 per share; 6,300 shares at $45.23 per share; 4,600 shares at $45.24 per share; 2,300 shares at $45.25 per share; 4,700 shares at $45.26 per share; 1,200 shares at $45.27 per share; 1,200 shares at $45.28 per share; 700 shares at $45.29 per share; 800 shares at $45.30 per share; 1,000 shares at $45.31 per share; 600 shares at $45.32 per share; 100 shares at $45.33 per share; 700 shares at $45.34 per share; 400 shares at $45.35 per share; 1,300 shares at $45.37 per share; 600 shares at $45.38 per share; 3,900 shares at $45.39 per share; 2,700 shares at $45.40 per share; 3,200 shares at $45.41 per share; 1,100 shares at $45.52 per share; 500 shares at $45.44 per share; 500 shares at $45.46 per share; 2,100 shares at $45.47 per share; 1,600 shares at $45.48 per share; 800 shares at $45.50 per share; 2,600 shares at $45.51 per share; 800 shares at $45.52 per share; 900 shares at $45.53 per share; 800 shares at $45.54 per share; 400 shares at $45.55 per share; 3,400 shares at $45.59 per share; 500 shares at $45.60 per share; and 2,400 shares at $45.62 per share. In addition, Mr. Lanni also sold 500 shares at $45.64 per share and 400 shares at $45.66 per share.

Punam Mathur, Senior Vice President of the Corporation.

On November 7, 2006, Mr. Mathur exercised 4,000 options at $34.05 per share and sold all such shares in the open market as follows: 1,800 shares at $44.80 per share; and 2,200 shares at $44.84 per share.

Rose McKinney-James, Director of the Corporation.

On November 15, 2006, Ms. McKinney-James purchased 100 shares in the open market at $45.83 per share.

James J. Murren, President, CEO, Treasurer and Director of the Corporation.

On November 7, 2006, Mr. Murren exercised 100,000 options at $6.6536 per share and sold all such shares in the open market as follows: 96,400 shares at $45.00 per share; and 3,600 shares at $45.01 per share.

In addition, on November 8, 2006, Mr. Murren gave a charitable contribution of 4,500 shares (with a value of $45.085 per share) to the Murren Family Trust.

John T. Redmond, Director of the Corporation and President and CEO of MGM Grand Resorts, LLC.

On November 6, 2006, Mr. Redmond sold, in the open market, 15,000 shares at $45.2146 per share, 20,000 shares at $45.3865 per share, 5,000 shares at $44.75 per share and 55,324 shares at $45.0216 per share.

Robert Selwood, Senior Vice President of the Corporation.

On November 8, 2006, Mr. Selwood exercised 7,000 options at $12.74 per share and sold all such shares in the open market as follows: 1,500 shares at $45.13 per share; and 5,500 shares at $45.10 per share.

On November 16, 2006, Mr. Selwood exercised 7,000 options at $12.74 per share and sold all such shares in the open market as follows: 1,000 shares at $48.45 per share; 100 shares at $48.47 per share; 100 shares at $48.51 per share; 2,000 shares at $48.41 per share; 200 shares at $48.43 per share; 200 shares at $48.46 per share; 600 shares at $48.48 per share; 400 shares at $48.49 per share; and 2,400 shares at $48.50 per share.

On December 6, 2006, Mr. Selwood exercised 10,000 options at $15.035 per share and sold all such shares in the open market as follows: 4,000 shares at $56.36 per share; 500 shares at $56.34 per share; 1,000 shares at $56.33 per share; 300 shares at $56.32 per share; 300 shares at $56.31 per share; 400 shares at $56.30 per share; 100 shares at $56.29 per share; 100 shares at $56.28 per share; 1,500 shares at $56.27 per share; 300 shares at $56.26 per share; 500 shares at $56.25 per share; 500 shares at $56.24 per share; and 500 shares at $56.23 per share.

Bryan Wright, Senior Vice President of the Corporation.

On November 6, 2006, Mr. Wright exercised 8,000 options at $14.41 per share and sold all such shares in the open market as follows: 4,700 shares at $44.90 per share; 3,000 shares at $44.91 per share; and 300 shares at $44.92 per share.